

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 10, 2022

Denis Klimentchenko
Partner
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
Canary Wharf
London, E14 5DS

> **Re: QIWI PLC**
> **Schedule 14D-9**
> **Filed August 2, 2022**
> **File No. 005-87446**

Dear Mr. Klimentchenko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms in the letter have the same meaning as in your offer materials.

Schedule 14D-9 filed August 2, 2022

Item 3. Past Contacts, Transactions, Negotiations and Agreements - Ownership Interests of Sergey Solonin, page 8

1. We note the disclosure in the last paragraph on page 8 that "[t]he Company's Class B Ordinary Shares purchased as a result of the Offer may not be sold on MOEX due to lingering infrastructure issues (i.e., lack of cooperation between the Euroclear and the Russian National Settlement Depositary) until such issues are resolved." However, on page 13, in the section entitled "Liquidity and Trading Volume," you provide a closing price for the Company's ADSs on MOEX for July 18, 2022 and do not mention trading limitations for Russians. Please revise to clarify, including by clarifying how long the "lack of cooperation" has impacted the trading of ADSs on the MOEX by Russian nationals such as Mr. Solonin.

2.	See our last comment above and refer again to the disclosure in the last paragraph on page 8. We do not understand what is meant by the following statement: "As a result, the position of Mr. Solonin to sell the Class B Ordinary Shares is equal to that of all the shareholders who purchased QIWI's Class B Ordinary Shares outside of MOEX." Please revise to clarify.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions